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Allstate (R)
FINANCIAL

March 2, 2020

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Allstate Financial Advisors Separate Account I (“Registrant”)
Allstate Life Insurance Company (“Depositor”)
Post-Effective Amendment No. 19 to Registration Statement on Form N-4
File Nos. 333-114560 81109327

Dear Sir/Madam:

On behalf of the above-named Registrant, filed herewith is one electronically formatted copy of the above-referenced post-effective amendment to the registration statement on Form N-4 (“Registration Statement”) under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”).

Pursuant to Rule 485(a) under the 1933 Act, this Registration Statement is filed in order to convert its registration statements for separate accounts from Form S-3 to Form S-1 as a result of a change in the reporting status of the financial statements for Allstate Life Insurance Company (ALIC).

If you have any questions, please do not hesitate to contact me at 402-975-6368. Thank you.

Very truly yours,

/s/JAN FISCHER-WADE
JAN FISCHER-WADE

Enclosure